Exhibit 99.1

Purple Biotech Presents Data of its Phase 1 Head & Neck Cancer of NT219 in combination with Cetuximab at ESMO TAT Congress 2024

NT219 was well tolerated

Anti-tumor activity at relevant higher dose levels observed with 29% Objective Response Rate (ORR) and 71% Disease Control Rate (DCR)

REHOVOT, Israel, Feb. 27, 2024 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced clinical results from its Phase 1/2 dose escalation study of NT219 in combination with cetuximab in the treatment of patients with recurrent/metastatic head and neck cancer (R/M SCCHN).

The data were presented at the European Society of Medical Oncology Targeted Anticancer Therapies (ESMO TAT) Congress 2024 in Paris on Monday, February 26, 2024 by Dr. Ari Rosenberg, Assistant Professor of Medicine at the University of Chicago, clinical investigator in the study, and member of Purple Biotech’s Head & Neck Cancer Scientific Advisory Board, in an oral presentation titled “Interim results of a Phase 1/2 trial of NT219 in combination with cetuximab in patients with advanced/metastatic Squamous Cell Carcinoma of the Head and Neck (SCCHN)”.

The Phase 1/2 dose escalation study (NCT04474470) evaluated NT219 as a monotherapy in various indications and in combination with cetuximab in the treatment of R/M SCCHN and colorectal cancer.

As of cut-off date of January 25, 2024:

●	Seventeen patients with R/M SCCHN were enrolled in the combination arm of NT219 + cetuximab. The median number of prior lines of therapy was 2 and 94% of the patients received prior immunotherapy.

●	Safety profile was well tolerated and manageable including at 100 mg/kg. Most frequent treatment emergent adverse events (AEs) were infusion related reactions and nausea, and no treatment-related Grade 4/5 AEs were observed.

●	Pharmacokinetic analysis demonstrated dose dependent increase in NT219 plasma concentrations.

●	Fifteen patients were evaluable for efficacy, 7 of whom were at the relevant highest dose levels of 50 and 100 mg/kg in which anti-tumor activity was observed. Out of these 7 patients, 2 had confirmed partial responses and 3 stable diseases (all patients with partial response and stable disease have HPV negative disease), representing a 29% ORR and 71% DCR. Median follow-up across all dose levels is 9.4 months (95% CI: 3.4-10.0, 8 out of 15 patients remaining in follow up).

The Company recently reported NT219’s recommended Phase 2 dose of 100 mg/kg.

“We were encouraged to see anti-tumor activity in HPV negative patients,” said Dr. Michael Schickler, Purple Biotech’s Head of Clinical and Regulatory Affairs. “There is an unmet medical need for patients in second- and third-line R/M SCCHN, most of them having HPV negative disease, with relatively short survival of less than nine months. NT219 should continue to be tested to establish better treatment options for this patient population.”

“These positive data support our path forward for NT219 as we plan to initiate a Phase 2 study in combination with cetuximab in head and neck cancer in the first half of 2024,” stated Gil Efron, Chief Executive Officer of Purple Biotech. “We thank the study participants, their families, and clinical researchers for participating in this important study.”

About NT219

NT219 is a first-in-class, small molecule that promotes Insulin Receptor Substrates 1/2 (IRS) degradation and inhibits Signal Transducer and Activator of Transcription 3 (STAT3) phosphorylation, two major complementary signaling pathways that play a key role in the tumor and its microenvironment. IRS1/2 acts as scaffolds, organizing signaling complexes that mediate mitogenic, metastatic, angiogenic, and anti-apoptotic signals from IGF1R and other oncogenes, consisting of an important driver in multiple cancers and is highly involved in triggering drug resistance. STAT3 is a transcription factor that is broadly hyperactivated in many cancers, promoting proliferation, survival, angiogenesis, metastasis, and tumor immune evasion. Feedback activation of STAT3 plays a prominent role in mediating drug resistance to various anti-cancer therapies. As an inhibitor of both IRS1/2 and STAT3, NT219 has the potential to prevent the development of resistance to multiple approved therapies.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219, CM24 and IM1240. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. A Phase 1 dose escalation study is being concluded and a phase 2 study of NT219 at its recommended Phase 2 dose level in combination with cetuximab in patients with recurrent and/or metastatic SCCHN is planned. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. The Company is advancing a preclinical platform of conditionally-activated tri-specific antibody that engages both T cells and NK cells to mount a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The third arm specifically targets the Tumor Associated Antigen (TAA). The technology presents a novel mechanism of action by unleashing both Innate and adaptive immune systems to mount an optimal anti-tumoral immune response. IM1240 is the first tri-specific antibody in development that targets 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and tribody platform with its lead tribody IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2022 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:
Lior Fhima
Chief Financial Officer
IR@purple-biotech.com

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